GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

17 May 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

New GKN

Exemption File 82-5204

Dear Sir,

For your information I enclose copies of announcements sent to the London Stock Exchange yesterday.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc.

6/10

COMPLIANCE/SEC/COR/notification of press release

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

PLH

16 May 2002

The Manager
Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Security No. 979227

Dear Sir

GKN plc Ordinary 50p Shares
Notification of Major Interest in Shares

In accordance with Stock Exchange requirements we are writing to advise you that yesterday we received notification from Threadneedle Asset Management Limited on behalf of Zurich Financial Services and its Group that they no longer have a notifiable interest in the issued share capital of GKN plc.

Yours faithfully

Philip Higgins
Senior Secretarial Assistant

Att.

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

17 May 2002

The Manager
RNS
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

GKN plc Ordinary 50p Shares
Notification of Major Interest in Shares

In accordance with Stock Exchange requirements we are writing to advise you that yesterday we received notification from The Capital Group Companies, Inc that they no longer have a notifiable interest in the issued share capital of GKN plc.

Yours faithfully

Philip Higgins
Senior Secretarial Assistant

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England